Form 51-102F3
Material Change Report

Item 1:	Name and Address of Company

GLG Life Tech Corporation (“GLG” or the “Company”) 536 World Trade Centre 999 Canada Place Vancouver, B.C. V6C 3E2

Item 2:	Date of Material Change

February 1 and 2, 2011

Item 3:	News Release

The news releases were issued at Vancouver, British Columbia on February 1 and 2, 2011, disseminated via Globe Newswire and filed on SEDAR.

Item 4:	Summary of Material Change

On February 1, 2011, the Company announced that it has entered into an agreement with a syndicate of underwriters, co-led by Canaccord Genuity Corp. and GMP Securities L.P. (collectively, the “Underwriters”), which have agreed to purchase, on a bought deal basis, 4,000,000 units (the “Units”) of the Company at a price of C$11.00 per Unit, for aggregate gross proceeds of C$44,000,000. Each unit will consist of one common share and one half of one common share purchase warrant (each, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Underwriters will also have the option (the “Over-Allotment Option”), exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 15% of the offering (600,000 Units) solely to cover overallotments, if any, and for market stabilization purposes. The Underwriters can elect to exercise the Over-Allotment Option for Units only or Warrants only or any combination thereof up to a maximum of 600,000 common shares and 300,000 Warrants. In the event that the option is exercised in its entirety for Units, the aggregate gross proceeds of the offering will be C$50,600,000.

On February 2, 2011, the Company announced that it has amended the terms of the previously announced bought deal public offering co-led by Canaccord Genuity Corp. and GMP Securities L.P. and including Scotia Capital Inc., Desjardins Securities Inc. and Wellington West Capital Markets Inc. (collectively, the “Underwriters”), to increase the size of the offering by an additional 600,000 units (the “Additional Units”).  Under the amended terms of the offering, the Underwriters have agreed to purchase an aggregate of 4,600,000 units (“Units”) of the Company for total gross proceeds of C$50,600,000.  Each Unit will consist of one common share and one half of one common share purchase warrant (each, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering.

In addition, the Underwriters agreed to amend the terms of the offering to include the Additional Units in deriving the number of Units and Warrants allowed under the over allotment option.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On February 1, 2011. the Company announced that it has entered into an agreement with a syndicate of underwriters, co-led by Canaccord Genuity Corp. and GMP Securities L.P. (collectively, the “Underwriters”), which have agreed to purchase, on a bought deal basis, 4,000,000 units (the “Units”) of the Company at a price of C$11.00 per Unit, for aggregate gross proceeds of C$44,000,000. Each unit will consist of one common share and one half of one common share purchase warrant (each, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Underwriters will also have the option (the “Over-Allotment Option”), exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 15% of the offering (600,000 Units) solely to cover overallotments, if any, and for market stabilization purposes. The Underwriters can elect to exercise the Over-Allotment Option for Units only or Warrants only or any combination thereof up to a maximum of 600,000 common shares and 300,000 Warrants. In the event that the option is exercised in its entirety for Units, the aggregate gross proceeds of the offering will be C$50,600,000.

The Company plans to use the net proceeds from the offering to advance its ANOCTM joint venture, including marketing and administration, for working capital and other general corporate purposes.

The Units will be offered by way of a short-form prospectus to be filed in all provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 - Short Form Prospectus  Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended. The completion of the Offering shall be subject to the receipt of all necessary regulatory approvals and the other conditions listed herein.

The offering is scheduled to close on or about February 23, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

On February 2, 2011, the Company announced that it has amended the terms of the previously announced bought deal public offering co-led by Canaccord Genuity Corp. and GMP Securities L.P. and including Scotia Capital Inc., Desjardins Securities Inc. and Wellington West Capital Markets Inc. (collectively, the “Underwriters”), to increase the size of the offering by an additional 600,000 units (the “Additional Units”).  Under the amended terms of the offering, the Underwriters have agreed to purchase an aggregate of 4,600,000 units (“Units”) of the Company for total gross proceeds of C$50,600,000.  Each Unit will consist of one common share and one half of one common share purchase warrant (each, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering.

In addition, the Underwriters agreed to amend the terms of the offering to include the Additional Units in deriving the number of Units and Warrants allowed under the over allotment option.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8:	Executive Officer

	Name of Executive Officer:	Brian Meadows, Chief Financial Officer

	Telephone Number:	(604) 641-1368

Item 9:	Date of Report

February 4, 2011

Forward-looking statements: Certain statements in this material change report constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to the completion of the Offering and the expected use of proceeds of the Offering .

Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  With respect to forward-looking statements and information included in this news release, we have made numerous assumptions including among other things, assumptions about our ability to complete the financing. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies.  However, there are also known and unknown risk factors which could cause our actual results to be materially different from any future results implied by the forward-looking statements and forward-looking information.  Known factors include, among others, the following: operational risks; the effects of general economic conditions; changing foreign exchange rates; actions by government and other regulatory authorities; uncertainties associated with legal proceedings and negotiations; availability of raw materials; industry supply levels; and competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities and other risks and uncertainties, including those described under risk factors in the Company’s current Annual Information Form and management discussion and analysis. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made.  The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.